Exhibit 99.1

Trina Solar Holds Annual General Meeting of Shareholders

CHANGZHOU, China, September 3, 2013 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (PV) modules, solutions and services, announced today that it held its 2013 annual general meeting of shareholders on September 3, 2013. Each of the proposals submitted for shareholder approval was approved.

Specifically, the shareholders approved:

1.              Re-election of Mr. Qian Zhao as a director of the Company;

2.              Re-election of Mr. Yeung Kwok On as a director of the Company; and

3.              Appointment of KPMG as an auditor of the Company to audit the accounts of the Company for the fiscal year ending December 31, 2013 and that the board of directors or the audit committee of the board of directors of the Company shall fix the fee for KPMG.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Ilse Schache
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com